UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A

BUENOS AIRES, December 15, 2023

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies 25 de Mayo 175

City of Buenos Aires Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material news. Payment of Dividends

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) so as to inform that, today, the Board of Directors of the Company, within the delegation made at the Meetings dated April 28, 2023 and September 15, 2023, decided to partially reverse the Optional Reserve to pay Dividends and to distribute Dividends equal to $11 per share, which shall be paid to shareholders according to their holdings as follows:

1)	93% of Dividends shall be paid in US dollars abroad (New York branch), valued as per seller exchange rate of Banco de la Nación Argentina at closing on December 26, 2023 (“Cut-off Date”).

2)	7% of Dividends shall be paid in cash in Pesos and shall be destined to the payment of Income Tax Withholding on the Dividend, except for those cases in which it does not correspond.

It is hereby put on record that shareholdings recorded as of December 26, 2023 shall be the only ones taken into account to Dividend payment (“Cut-off Date”).

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Dividend Payment Date is December 27, 2023.

Yours,

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 20, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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